

Reducing virtual meeting fatigue and hybrid work-related burnout

1. Personal Support Software as a Service, PSSSaaS
2. Team w multiple IPOs and exits
3. WOC founder-led company
4. HQ: Palo Alto, California
5. Raised $1M (pre-seed)
6. POC customer: 400,000 seats
7. MRR $50,000 (Q1, 2022)
8. CARR: $600,000

CONFIDENTIAL

THE PROBLEM

The pandemic frayed the relationship between many white-collar workers and their employers, triggering an unprecedented wave of worldwide worker turnover.

A quarter to more than half of all employees are planning to look for a new job post-pandemic.

Remote working is a massive challenge for employees and employers. We have interviewed several leaders, and we have asked them how they recognize burnout in a team they can't see? Burnout means that people are less able to focus on their work and will be less productive.

We have decided to build Happioh SaaS enterprise software **to reduce Online meeting fatigue & hybrid work-related burnout**

THE SOLUTION

Happioh is a productivity and personal support solution helping you retain quality employees.

We are creating a first-of-its-kind, **new category of products** by developing a platform that exists at the nexus point of productivity, employee retention, and mental health in the workplace. Together, these three areas of focus provide ample opportunity for massive growth and market size of roughly **$200B.**

Our vision is to unite productivity and mental well-being, giving white-collar workers back their time and work-life mojo. We will be a great tool in large organizations that care about productivity, **lowering stress**, compliance, and documentation.

We sync with existing enterprise software making it a **delightful friction-free** experience to use Happioh.

OUR VISION

We strive to boost organizational productivity, reduce meeting fatigue and empower more effective collaboration without burnout.

Happioh, as the only meeting intelligence software in the market, will make it possible, in real-time, for users to measure key mental parameters derived from the user's brain signals - attention and cognitive stress monitor.

OUR MISSION

We intend to save each user up to 4 hours a week by providing them with a seamless solution that tracks important decisions, distributes action items, and offers actionable insights about their work habits and the people they work with.

WHAT IS HAPPIOH

Personal Support Software as a Service, **PSSSaaS.**
Happioh is a platform-agnostic enterprise productivity solution (SasS) designed to serve mainly larger companies with over 10,000 employees and globally distributed teams.

Happioh is seamlessly integrated into the most used communication platforms - such as MS Outlook, MS Teams, or Google Suite - and doesn't require any download or special login.

WHAT PROBLEM DOES HAPPIOH SOLVE

All CEOs, COOs, CTOs, HR, and Legal and Compliance Officers we have interviewed recognize the urgent need for a practical solution that ensures no one gets invited to a meeting without knowing the objective and the desired outcome and allows for seamless distribution and tracking of all decisions and action items.

We have doubled down on these two most significant challenges large organizations have been facing, especially in today's virtual and hybrid work setting.

Simply put, Happioh is a meeting intelligence sharing solution that enables its users to log all meeting decisions and share and track action items in one place, and help professionals optimize the way they work.

WHY US

World-class Team

Our team has collectively more than 80 years of experience in developing, selling, and distributing SaaS enterprise software. I am behind one of the largest POS installments in Europe as part of my former job as Head of Global Sales.

Our CTO Greg Hoglund's product was installed in over half of all Fortune 500 companies. Our Head of Product has been working with some of the world's largest enterprises to help them bring ideas from concept to market using a holistic approach that is inspired by consumers, driven by business needs, and delivers sustainable new growth. More importantly, we are all obsessed with solving the cognitive overload we all experience from daily meetings, decision making, and busy long workdays.

Our team invested in Happioh themself, are full-time, and barely takes out any salary.

We are proud of being scrappy with a low burn rate. We are creative, nimble, and ultimately soon profitable. We are highly talented people who love the challenge of our work and strive to solve problems others consider impossible.

We have the experience, grit, and network to turn Happioh into a global company disrupting the multi-billion dollar virtual work industry.

Unparallel Network

We have an unfair advantage of having a long-lasting strong network of Fortune Global 500 decision-makers. When we call, they pick up the phone. Thanks to our connections Happioh MVP has been tested in 15 large enterprises.
Our advisors are world-class as well.

No Changes to Current Workflow

Happioh is not replacing any existing software and doesn't introduce any changes to the current user workflow. It's seamlessly integrated into existing communication platforms (MS Outlook, MS Teams, Google Suite) as an add-on, meaning people don't have to download it or install it.

A FEW HIGHLIGHTS

- 10 team members, 80% tech/engineering.
- The MVP is being tested in 15 large enterprises.
- Our POC partner has more than 400,000 employees (seats).
- Our 15 current POC enterprise partners are providing Happioh with a potential of 1M users. With our current pricing model of $5/ month/seat for enterprises, executing those relationships can secure us up to **$60M ARR.**

MILESTONES

We just passed a security audit at a company with a potential of 400,000 users and at one with 10,000 users.

FUNDING

We have raised $1M from friends (wired) and are looking to raise another **$1.5M** from a strategic VC partner.

I am happy to unpack any questions should you want to join this round.

Soulaima Gourani
Co-Founder/CEO
Happioh
sg@happioh.com